Exhibit 99.1

MMA.INC to Expand Reach Across 1,000+ Gyms Coaches and Participants in New Partnership with New Zealand Brazilian Jiu-Jitsu Federation

Partnership to drive subscription and transaction revenue through a revenue share model

New York, NY / February 19, 2025 – MMA.INC (NYSE American: MMA), a leader in martial arts technology, has announced a strategic partnership with the New Zealand Brazilian Jiu-Jitsu Federation (NZBJJF) to integrate BJJLink, the premier gym management tool, into its network of Brazilian Jiu Jitsu (BJJ) academies. This collaboration and MMA.INC’s foundational federation partnership we believe will streamline academy operations, enhance student engagement, and accelerate the growth of New Zealand’s Jiu-Jitsu community.

As part of the agreement, affiliated gyms will receive exclusive pricing for BJJLink, along with a revenue-sharing model that benefits both individual academies and the NZBJJF. Referred gyms will gain access to BJJLink’s cutting-edge management tools, including automated billing, attendance tracking, curriculum planning, timetable optimization and student performance monitoring—all designed specifically for BJJ academies.

MMA.INC CEO: “The Future of Martial Arts is Digital”

Nick Langton, Founder and CEO of MMA.INC, emphasized the significance of the partnership:

Jiu Jitsu is one of the fastest growing martial arts globally, but many academies still struggle with outdated digital systems and software not designed to meet the unique needs of their sport and member base. Our partnership with NZBJJF and the rollout of BJJLink marks a major step in digitizing the industry by providing academies with best-in-class tools to help grow their academy and enhance connection and engagement with their student base. For academy members, BJJLink provides a suite of features delivered through a mobile app, to track their progress and connect with their coaches and training partners, which elevates their training experience both on and off the mats. It really is a win win for gym owners and members alike.

“This foundational partnership paves the way for deeper engagement with national federations that oversee thousands of gyms worldwide across multiple martial arts disciplines. By aligning with these governing bodies, we can rapidly scale our footprint, strengthen our community, and drive unprecedented growth in global participation.”

Empowering New Zealand’s Jiu-Jitsu Community

Through this partnership, MMA.INC and NZBJJF plan to:

●	Deliver hands-on business support to academy owners, leveraging industry expertise.
●	Provide advanced software solutions to optimize gym operations and student management.
●	Create a sustainable financial model that benefits both individual academies and the NZBJJF as an organization.
●	Strengthen the Jiu-Jitsu community through technology-driven operational improvements.

NZBJJF leadership expressed confidence in the platform’s impact:

“After more than two years of evaluating gym management solutions tailored to the New Zealand market, we are proud to introduce BJJLink—the ultimate app designed specifically for Brazilian Jiu-Jitsu academies. BJJLink empowers gym owners with advanced features, including custom curriculum creation and video uploads to personalized galleries, streamlining academy management like never before. This partnership will support both small and large academies, enhancing operational efficiency and elevating the student experience.”

Unlocking New Revenue Streams in a Growing Market

The partnership aligns with MMA.INC’s broader vision to unify and digitize the combat sports industry. With over 640 million MMA fans globally and 11.8 million active participants in the U.S. alone, the market is highly fragmented. MMA.INC’s technology bridges this gap, aggregating the martial arts economy into a seamless digital ecosystem.

As part of this initiative, affiliated gyms will gain access to MMA.INC’s Integrated Community and Commerce Platform, launching in Q2 2025. Currently in closed beta, this mobile-first, multi-device application will connect fans, fighters, coaches, and gym owners—offering training resources, social engagement, and commerce opportunities in one centralized hub.

A Business Model with Multiple Revenue Streams

MMA.INC’s monetization strategy is designed for scalability and high engagement, leveraging multiple revenue channels:

✔ Subscriptions – Premium access to social community features and business tools.
✔ Transaction Fees – Earnings from class bookings, gym memberships, e-commerce sales, and event ticketing.
✔ Advertising & Sponsorships – Direct access to a highly engaged combat sports audience.

With an established foundation of 5 million social media followers, 530,000 user profiles, and 18,000 registered gyms, MMA.INC is positioned for rapid expansion. Backed by high-profile investors and ambassadors with a combined social reach of 60 million, the company is set to drive mass adoption at an unprecedented scale.

This partnership with NZBJJF marks another milestone in MMA.INC’s mission to redefine how the martial arts community connects, grows, and thrives in the digital era.

About Mixed Martial Arts Group Limited

MMA.INC (Mixed Martial Arts Group Limited) is revolutionizing the combat sports industry by driving participation and engagement across fans, athletes, coaches, and gym owners. The company operates four core business units:

●	TrainAlta: A platform that transforms MMA fans into active participants through structured training programs.
●	Hype: A marketing platform helping gym owners, coaches, and athletes grow revenue from their audiences.
●	MixedMartialArts.com: The go-to resource for MMA news, fighter data, fight schedules, and the legendary Underground forum.
●	BJJLink: A leading gym management platform designed for BJJ academies, offering tools for payment processing, marketing, student engagement, and content monetization.

With its mission to modernize and unify the combat sports industry, MMA.INC is delivering unparalleled value to its stakeholders, positioning itself as a driving force in the future of martial arts technology.

For more information, visit www.mma.inc or follow us on social media:

●	Facebook: TrainAlta
●	Instagram: @TrainAlta
●	X: @AltaGlobalGroup
●	LinkedIn: MMA.inc

Forward-Looking Statements

This press release may include forward-looking statements. Any statements contained herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements in this press release that are not based upon historical fact are forward-looking statements and represent our best judgment as to what may occur in the future. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules. Any references to active gyms or partner gyms refer to a gym profile that has been claimed or created across the MMA.inc platform. Any references to estimated or targeted revenue per active gym do not guarantee that the gym will generate the specified revenue or any revenue at all. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section contained in our Registration Statement on Form F-1 as filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and underlying any forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Peter Jarmain

Mixed Martial Arts Group Limited

E: peter@mma.inc

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